January 28, 2010

BY EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. Michael Coco Senior International Counsel Office of International Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-3628
Re:	The Republic of Argentina Registration Statement under Schedule B and Form 18-K for Fiscal Year Ended December 31, 2008, as amended Filed December 16, 2009

Dear Mr. Coco:

On behalf of the Republic of Argentina (the “Republic”), set forth below are the Republic’s responses to all of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated January 14, 2010, with respect to the Republic’s registration statement under Schedule B (the “Registration Statement”) and Form 18-K for the Fiscal Year Ended December 31, 2008, as amended on December 16, 2009 (the “18-K”).

For your convenience, the text of the Staff’s comments is set forth in italics followed in each case by the Republic’s response.  With this letter, the Republic is filing Amendment No. 1 to the Registration Statement (“R/A Amendment No. 1”) and Amendment No.2 to the Republic’s Annual Report on Form 18-K for the year ended December 31, 2008 (“18-K Amendment No. 2”).  We are providing supplementally to the Staff ten copies of a version of R/A Amendment No. 1 and 18-K/A Amendment No. 2, which have been marked to show all changes since the filing of the Registration Statement and the 18-K, including changes being made in response to the Staff’s comments.  We make page references in the responses set forth below as indicated to, either, the pages in the marked versions of the prospectus (the “Prospectus”) that forms part of R/A Amendment No. 1 or to the pages in the 18-K Amendment No. 2 as filed electronically via EDGAR on the date hereof.

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Michael Coco	Page 2	January 28, 2010

I.	Registration Statement under Schedule B

A.	General

1.	Please clarify whether this registration statement will be used to conduct all or a portion of the debt exchange that you have proposed.

Response:  We supplementally advise the Staff that in connection with the prospective debt exchange and new cash bond offering, we intend to register (and therefore to “take down” from our shelf) (i) all securities issued in the United States as well as (ii) all securities which we estimate will flow back to the United States through trading during the prospectus delivery period mandated by Section 4(3) of the U.S. Securities Act of 1933.  Argentina will prepare a Prospectus Supplement for each of the debt exchange and new cash bond offers.  Following the offers, Argentina will maintain records of amounts remaining on its shelf.  Future shelf registration statements will indicate the amount of securities carried over from the shelf established at this time.

2.	Please describe in detail the process Argentina uses to determine the terms of the exchange offers. For example, discuss whether third parties have or will evaluate the terms of the offers.

Response:  In response to the Staff’s comment, we have added a section entitled “Description of the Debt Restructuring Process and Determination of Terms of Exchange Offers” on page 2 of the Prospectus and on page 142 of 18-K Amendment No. 2.

B.	Cover Page

3.	Please include a cross reference to the risk factors, including the page on which they begin.

Response:  We have revised the cover page of this Prospectus in response to the Staff’s comment.

Michael Coco	Page 3	January 28, 2010

C.	About this Prospectus, page 2

4.
Revise the second paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws.  Please make similar changes to the Form 18-K/A.

Response:  We have deleted the second paragraph mentioned above in response to the Staff’s comment on page 2 of the Prospectus and made the corresponding change on page 1 of the 18-K Amendment No. 2.

D.	Incorporation of Certain Documents by Reference, page 3

5.	Please include Argentina’s SEC file number, and provide a telephone number that investors may use to orally request Argentina’s incorporated documents.

Response:  We have revised the Prospectus on page 6 in response to the Staff’s comment.

E.	Risk Factors, page 5

6.	Revise the risk factors to delete language that mitigates the risk described.

Response:  We have revised the risk factors in response to the Staff’s comment.

7.	Please update the disclosure to address recent events, such as the controversy surrounding the Central Bank.

Response:  We have updated risk factors to take account of recent events, as appropriate.  We have also updated the disclosure in the 18-K Amendment No. 2, including page 80 in the section “Monetary System,” in response to the Staff’s comment.

F.	Certain risks are inherent in any investment in an emerging market..., page 5

8.	You disclose general risks associated with investments in emerging markets, such as Argentina. Please focus this risk factor on the political, social and economic instability related to Argentina.

Response:  We have revised this risk factor on page 7 of the Prospectus in response to the Staff’s comment.

G.	The global credit crisis and unfavorable general economic…, page 5

9.
This risk factor caption indicates that the global credit crisis and unfavorable economic and market conditions have affected your economy, yet the disclosure that appears in the risk factor indicates that the crisis “may negatively affect” your economy.  Please reconcile these statements.

Michael Coco	Page 4	January 28, 2010

Response:  We have revised this risk factor on page 7 of the Prospectus in response to the Staff’s comment.

H.	An increase in inflation could have a material adverse effect..., page 7

10.
Specify the actual amounts of inflation experienced by Argentina instead of discussing inflation on an international basis.  Please disclose the portion or amount of your debt that is indexed to inflation.  You disclose that the Central Bank and other government entities may revise official financial or economic data and that these data may vary significantly from data published by private analysts and non-governmental sources.  Please discuss the effect of these variances on the repayment of debt that is indexed to inflation and the disclosure of outstanding indebtedness.

Response:  We have revised this risk factor on page 8 of the Prospectus in response to the Staff’s comment.

I.	The Central Bank and other Government entities…, page 7

11.	Discuss more fully the nature of the controversy regarding economic data released by INDEC.

Response:  We have revised this risk factor on page 9 of the Prospectus in response to the Staff’s comment.

J.	Litigation, page 9

K.	Argentina’s default on its public external indebtedness..., page 9

12.	Discuss the total amount of Argentina’s default on its public external indebtedness.

Response:  We have revised this risk factor on page 11 of the Prospectus to reflect the Staff’s comment.

L.	Risks Relating to Argentina’s Securities, page 10

M.	It may be difficult for you to obtain or enforce judgments..., page 10

13.	Please expand this risk factor to discuss the total amount of outstanding judgments against Argentina and the circumstances under which Argentina would pay those judgments.

Response:  We have revised this risk factor on page 12 of the Prospectus to reflect the Staff’s comment.

Michael Coco	Page 5	January 28, 2010

N.	Description of the Securities, page 11

14.	Please indicate whether the indenture will be qualified under the Trust Indenture Act of 1939.

Response:  We supplementally advise the Staff that we do not believe this disclosure is necessary because sovereigns such as Argentina are exempt from the Trust Indenture Act.

O.	Default and Acceleration of Maturity, page 16

15.	Clarify how the defaulted debt that was eligible for, but not tendered in, the 2005 debt exchange is characterized.

Response:  We have revised the Prospectus on page 20 to reflect the Staff’s comment.

P.	Modifications, page 18

16.
Please clarify that the modification provisions with respect to the reserve matters constitute a collective action clause.  Please caption the related section as “Collective Action Clause,” and explain in plain language the effect of the collective action clause.

Response:  We have revised the Prospectus on page 20 in response to the Staff’s comment.

Q.	Global Clearance and Settlement, page 21

R.	Clearing Systems, page 23

17.	Delete the statement that “Argentina takes no responsibility for the accuracy of this information” because it is responsible for all of the disclosure included in the registration statement.

Response:  We have revised the Prospectus on page 26 in response to the Staff’s comment.

S.	Jurisdiction, Consent to Service, Enforceability and Immunities..., page 26

18.
Please discuss the current default, pending litigation and difficulties of enforcing judgments against Argentina.  With respect to the limitations on Argentina’s waiver of immunity, please clearly describe each of the circumstances under which Argentina will not waive its immunity instead of referring to specific laws.

Response:  We supplementally inform the Staff that we have added additional disclosure to this section.  We are unable to describe “each of the circumstances under which Argentina will not waive its immunity instead of referring to specific laws,” because doing so would involve providing legal opinions, independent of specific factual situations, in connection with evolving laws and judicial interpretations of those laws.  Such legal opinions might inappropriately be invoked in other contexts, for example litigation, to limit applicable immunities.  The changes we have made provide meaningful disclosure to investors identifying the general categories of property covered by the various referenced laws.

Michael Coco	Page 6	January 28, 2010

II.	Annual Report on Form 18-K/A

A.	Exhibit (d)

19.	To the extent applicable, please comply with the above comments in the annual report.

Response:  We have revised the 18-K Amendment No. 2 to the extent applicable in response to the Staff’s comment.

20.	Throughout the annual report, clarify whether you are referring to real or nominal GDP each time you refer to GDP or other items calculated as a percentage of GDP.

Response:  We have revised the 18-K Amendment No. 2 in response to the Staff’s comment.

21.	Please include a map of Argentina in the annual report.

Response:  We have revised the 18-K Amendment No. 2 on page 17 in response to the Staff’s comment.

22.	Please discuss the Judgment Evading Foreign States Accountability Act of 2009, which has been introduced in the U.S. Congress.

Response:  We have revised the 18-K Amendment No. 2 on page 180 in response to the Staff’s comment.

23.
Please prominently disclose any defaults on principal or interest of any external security by Argentina that occurred within a period of twenty years before the filing of the registration statement.  See paragraph 4 of Schedule B.  In this regard, please discuss fully the terms of any debt exchange with holders of defaulted securities, including the material terms of new debt securities issued in the exchange, disclose the total amount of principal and interest repaid to holders of defaulted securities compared to the total amount of principal and interest outstanding at the time of default, the principal amount of securities and percentage in interest of participation in the exchange offer and the principal amount of securities and percentage in interest of securities that did not participate in the exchange offer.

Response:  We have revised the 18-K Amendment No. 2 on pages 137 to 145 to provide additional disclosure in response to the Staff’s comment.

B.	Certain Defined Terms and Conventions, page 1

24.	Include the definition of “pesification” in the list of defined terms. We note that it is defined on page 23; however, it is used earlier in the document.

Michael Coco	Page 7	January 28, 2010

Response:  We have revised the 18-K Amendment No. 2 on page 3 in response to the Staff’s comment.

25.
The defaulted debt that was eligible for, but not tendered in, the 2005 debt exchange appears to be “defaulted debt” and “non-performing debt” and should be included in the disclosure of defaulted debt and non-performing debt throughout the registration statement.  Please revise.

Response:  We have revised the prospectus and the 18-K Amendment No. 2 in response to the Staff’s comments.  We supplementally advise the Staff that in 2005 the Government formally stopped including defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange, under the rubric and term of “non-performing debt.”  Nevertheless, we have sought to include in all relevant disclosures of defaulted and non-performing debt Untendered Debt as debt that remains in default.  “Untendered Debt” is included in the “defined terms” on page 2 of the 18-K Amendment No. 2.

C.	Presentation of Financial Information, page 6

26.
Throughout the document, please balance the statistics calculated by INDEC with disclosure with respect to private analysts and non-governmental sources to clarify how much these statistics vary.  Please disclose the reasons for the significant turnover and controversy at INDEC, and discuss the types of economic data that have been affected.

Response:  We supplementally inform the Staff that, except in very limited circumstances, we do not believe it is appropriate to include data from analysts and non-governmental sources in our disclosure.  The information contained in our disclosure unless otherwise noted is based on statistics that have been prepared by official agencies.  We would not be able to ascertain the accuracy or even the basis for information prepared by private analysts and non-governmental sources.  Third party statistics may differ materially, even among themselves.  We note in our disclosure, and specifically in a risk factor on page 9 of the Prospectus, that statistical information prepared by INDEC, particularly in respect of inflation, may differ from that prepared by third-party sources in order to reasonably alert investors to this issue, which has been controversial.  Nevertheless, we rely upon INDEC and other official statistics.

In response to the Staff’s comment, we have revised page 87 of the 18-K Amendment No. 2 to provide additional information regarding INDEC.

D.	Debt Presentation, page 7

27.	Disclose the amount of penalty interest related to past due interest amounts on non-performing debt.

Response:  We have revised the 18-K Amendment No. 2 on page 8 and page 134 in response to the Staff’s comment.

Michael Coco	Page 8	January 28, 2010

E.	Summary, page 9

F.	Selected Economic Information, page 9

28.
Please specify how INDEC changed its methodology to calculate the CPI, such as through changes to the regions included or to the basket of goods used to track prices.  Discuss the effect that these changes have had on the comparability with previous disclosure, and explain why the previous data were not presented using the new methodology.  Similarly, throughout the document, provide an explanation for any other changes to methodology of calculating economic data or changes in the government entity providing the data that you reference.

Response:  In response to the Staff's comment asking that we discuss the comparability of CPI disclosure and why previous data were not presented using the more recent methodology, we supplementally inform the Staff that INDEC does not restate prior inflation figures.  INDEC updates its methodology on an on-going basis, but more recent changes have been highlighted because of the public controversy concerning them.  We have revised page 87 of the 18-K Amendment No. 2 to make clear that data prior to 2007 was prepared using methodology that had been updated, as otherwise set forth in the 18-K Amendment No. 2, from that used for subsequent periods.

G.	The Republic of Argentina, page 10

H.	General, page 10

29.
This document indicates that President Kirchner’s term was “marked by economic growth, reduction of poverty and unemployment rates and large-scale debt renegotiations, …,”  Please clarify that this statement is based on the use of government information.  Disclose the percentage in interest of holders that participated in the debt exchange.

Response:  We have revised the 18-K Amendment No. 2 on page 11 in response to the Staff’s comment.

Michael Coco	Page 9	January 28, 2010

I.	Monetary System, page 11

J.	Social Security, page 13

30.
Please discuss the controversy surrounding the “unification” of private pension funds, including disclosure regarding the amount of funds added to Argentina’s total deposits in the banking system and how these funds have been used.

Response:  We have revised the 18-K Amendment No. 2 on page 14 and page 131 in response to the Staff’s comment.

K.	Public Sector Debt, page 13

31.
Disclose clearly the total amount of debt on which Argentina defaulted.  Please disclose the material terms of the 2005 debt exchange, including a discussion of any discounts to the value of the original outstanding debt.  We also note that you have described the default as a suspension and as a decision to “defer payments.” Please clarify throughout the document that the government defaulted on a substantial portion of its debt and quantify that amount.  Also, you indicate that the global exchange offer was “voluntary”; however, the government passed a law preventing it from negotiating a further exchange with holders that did not tender their debt securities in the exchange offer.  Please revise.

Response:  We have revised the 18-K Amendment No. 2 on page 14 in response to the Staff’s comment.

L.	Manufacturing Production by Sector, page 38

32.	Identify the components of “Others” in the table since the aggregate amount constitutes a significant amount of overall production.

Response:  We have revised the 18-K Amendment No. 2 on page 41 in response to the Staff’s comment.

M.	Growth of Service Sector, page 42

33.	To the extent practicable, please include a “Trade, hotels and restaurants” line item as included in the table on page 32.

Response:  We have revised the 18-K Amendment No. 2 on page 45 in response to the Staff’s comment.

N.	Poverty, page 50

34.
Please disclose which and how many “essential goods and services” in the basket are goods and services that the government has subsidized.  Furthermore, please discuss the effect on the poverty rate if the government were to end the subsidies on the items included in the computation of the poverty rate.

Michael Coco	Page 10	January 28, 2010

Response:  We have revised the 18-K Amendment No. 2 on page 52 in response to the Staff’s comment.

35.	Please clarify the reasons for the use of the period of October 2007 through March 2008. Please present this information using consistent periods.

Response:  We supplementally inform the Staff that the Government does not have available official statistical information regarding poverty for the second half of 2007.  In the third quarter of 2007, for administrative reasons, no data was available for the Province of Buenos Aires. As a result, figures for 2007 were estimated based on the fourth quarter of 2007 and the first quarter of 2008.  We have revised the 18-K Amendment No. 2 on page 52 to reflect these facts.

O.	Role of the State in the Economy, page 51

P.	State Involvement in the Economy, page 51

36.	With respect to the expropriation of Aerolineas Argentinas, please quantify the amount of consideration received by Aerolineas Argentinas relative to its appraised value.

Response:  We supplementally advise the Staff that the expropriation process is currently underway.  The court hearing this case in Argentina has not yet rendered a decision regarding the consideration to be received by the controlling shareholders of Aerolineas Argentinas by virtue of the expropriation.  We have revised the 18-K Amendment No. 2 on page 55 to reflect these facts.

Q.	Concessions, page 52

37.	Discuss the status of the international bidding process to privatize the postal service.

Response:  We have revised the 18-K Amendment No. 2 on page 56 in response to the Staff’s comment.

R.	Imports by Groups Products, page 60

38.	Please elaborate why this table is measured on a CIF basis rather than the FOB basis used in the “Balance of Payments.”

Response:  We supplementally inform the Staff that exports and imports on the “Balance of Payments” table are determined on the basis of FOB, as per the recommendations set forth in the IMF Balance of Payments manual (5th edition).  When international commerce statistics are calculated outside of the Balance of Payments context, it is standard for exports to be presented on the basis of FOB and imports to be presented on the basis of FOB and CIF.  The CIF value comprises the FOB value, plus, in addition, freight and insurance costs.  Argentina presents its export and imports statistics, outside of the Balance of Payments context, in conformity with the UN recommendations set forth in “International Merchandise Trade Statistics: Concepts and Definitions” (Studies in Methods, Series M, No. 52, Rev. 2, chapter IV, subchapter referring to statistical value of imports and exports, pages 111-125).

Michael Coco	Page 11	January 28, 2010

S.	Non-financial public sector, page 63

39.
The disclosure indicates that the 2005 debt exchange was “successful.” Please disclose any discounts on the amount of debt exchanged for the outstanding debt and disclose the participation rate in the debt exchange.  In this section, you also indicate that Argentina has “regain[ed] access to the capital markets” whereas recent articles indicate that Argentina has not been able to access the international capital markets.  Please reconcile these statements by clarifying where Argentina has accessed capital, such as Venezuela, and the interest rates associated with such borrowings.

Response:  We have revised the 18-K Amendment No. 2 on page 67, page 141 and page 152 in response to the Staff’s comment.

T.	Trade with Brazil and other Mercosur Countries, page 69

40.
We note that this section includes a discussion of trade relations with China.  Please consider expanding the discussion of international trade to include the United States since it is your second largest trading partner with respect to imports and recently was your third largest trading partner for exports.

Response:  We have revised the 18-K Amendment No. 2 on page 74 in response to the Staff’s comment.

U.	Foreign Direct Investment, page 72

41.	Please discuss the underlying factors that caused the $3.7 billion decrease in total investment in Argentina by non-residents for the first six months of 2009 when compared to the same period in 2008.

Response:  We have revised the 18-K Amendment No. 2 on page 77 in response to the Staff’s comment.

V.	Monetary System, page 75

W.	The Central Bank, page 75

42.	Please update this disclosure to address recent events.

Response:  We have revised the 18-K Amendment No. 2 on page 80 in response to the Staff’s comment.

Michael Coco	Page 12	January 28, 2010

X.	Regulation of the Financial Sector, page 82

Y.	Litigation resulting from withdrawal restrictions..., page 83

43.	Quantify the number of cases brought before the Argentine courts as a result of restrictions on withdrawals and the pesification of deposits.

Response:
We supplementally advise the Staff that because of the varied and vast nature of the pesification claims, which were brought not only against Argentina but also against financial institutions, Argentina does not maintain data on the exact number of claims or the corresponding aggregate amount involved. We have revised the disclosure in the 18-K Amendment No. 2 on page 89 accordingly.

Z.	Evolution of Fiscal Results: 2004-2008, page 97

44.	Please explain why the expenditures referenced in footnote 4 are not reflected in the government’s primary expenditures.

Response:  We have revised the 18-K Amendment No. 2 on page 104 in response to the Staff’s comments.

AA.	Summary of Revenues an Expenditures..., page 118

45.	To the extent practicable, please update these statistics.

Response:  We have revised the 18-K Amendment No. 2 on page 126 in response to the Staff’s comment.

BB.	Public Sector Debt, page 127

46.	Throughout this section, please include the untendered debt.

Response:  We have revised the Public Sector Debt Section in response to the Staff’s comment.

47.	Please specify the amount of penalty interest on non-performing debt.

Response:  We have revised the 18-K Amendment No. 2 on page 134 in response to the Staff’s comment.

CC.	Legal Proceedings, page 167

DD.	Impact on Argentina’s ability to service its debt, page 169

48.	Please update this disclosure to address the potential material adverse effect that these judgments could have on Argentina’s ability to service its public debt.

Response:  We have revised the 18-K Amendment No. 2 on page 175 in response to the Staff’s comment.

Michael Coco	Page 13	January 28, 2010

EE.	ICSID Arbitration, page 174

49.
Please update the disclosure regarding the claims in the Giovanna Beccara et al. v. Republic of Argentina case brought by Italian persons to include the current number of claimants and the approximately $4.4 billion face value of the bond holdings.  Also update the disclosure by these claimants in U.S. federal court.

Response:  We have revised the 18-K Amendment No. 2 on pages 174 and 180 in response to the Staff’s comment.

FF.	Exhibit E

50.	Please provide this information as of the most recent practicable date.

Response:  We have revised Exhibit E to the 18-K Amendment No. 2 in response to the Staff’s comment.

51.
Disclose the interest rate associated with the outstanding indebtedness.  For example, we note that you have indicated that there are “various,” “fixed rate” or “savings account” interest rates.  Please disclose the actual interest rate or range of interest rates associated with your indebtedness.

Response:  We have revised Exhibit E to the 18-K Amendment No. 2 in response to the Staff’s comment.

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In addition to the changes noted above, a number of additional changes have been made to the Registration Statement and the 18-K originally reviewed by the Staff.  These changes consist of updates to the information to reflect statistical data that has become available since our previous filing as well as other additions, deletions and corrections, some of them substantive and some stylistic or typographical in nature.

On behalf of the Republic, we acknowledge that, should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective, (i) such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Republic may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Coco	Page 14	January 28, 2010

We hope that the foregoing is responsive to your inquiries.  Please direct any further questions or comments to the attention of the undersigned and to Carmen Corrales at 1 212 225 2982 (fax: 1 212 225 3999).

Very truly yours,

/s/ Hernán Lorenzino
Hernán Lorenzino
Financial Representative of The Republic of
Argentina in the United States of America

cc:	Paul M. Dudek
Office of International Corporate Finance

Carmen A. Corrales, Wanda J. Olson, Emilio Minvielle
Cleary Gottlieb Steen & Hamilton LLP